Exhibit 99.1

PRESS RELEASE

MeaTech 3D Announces Collaboration with Umami Meats,
a Singaporean Cultured Seafood Company

The collaboration creates an opportunity to penetrate the Asian market with
3D-bioprinted structured seafood products

Rehovot, Israel, July 12, 2022 – MeaTech 3D Ltd. (Nasdaq: MITC) (“MeaTech”), an international deep-tech food company at the forefront of the cultured meat industry, is pleased to announce that it has signed a memorandum of understanding with Umami Meats for the joint development of 3D-printed cultured structured seafood.

Unagi (eel) on a bed of rice (Photo: Courtesy of Umami Meats)

MUSCLE
MeaTech

3D bioprinter at MeaTech headquarters in Rehovot, Israel

Umami Meats is a Singapore-based cultured seafood company with a focus on developing species that are expected to experience severe supply-side shortages in the coming years due to climate change, overfishing and continuously growing consumer demand. The global seafood market was estimated to be worth US $110.2 billion by 2022 and is growing at a CAGR of 3.6% (FMI - The Food Industry Association).

This collaboration opens a door for both companies into the Asian market, and Singapore specifically, which is currently the only country that has authorized the production and distribution of cultured meat.

The agreement is part of MeaTech’s strategy of collaboration with other players in the alternative protein space and takes advantage of the company’s flexibility in its technological and biological capabilities to develop and print a wide variety of species. With this agreement, MeaTech will be adding seafood to its portfolio of bovine, avian and porcine products under development.

The company’s innovative 3D bioprinting technology can produce complex meat products with pinpoint precision at an industrial rate of production without impacting cell viability. Through the company’s private subsidiary, MeaTech is developing and commercializing its 3D-printing capabilities in-house and to third parties in the food tech sector.

MeaTech also sees this collaboration as an opportunity to make a valuable contribution to helping preserve marine ecosystems and wildlife while addressing the environmental challenges surrounding the aquaculture and fishing industries.

Arik Kaufman, MeaTech’s Chief Executive Officer & Founder: “We are very pleased about this new agreement which reflects our commercialization strategy of industry collaboration using our unique 3D printing capabilities. We are excited about entering into the seafood sector and believe it will lead us to new market pathways throughout Asia and worldwide.”

Mihir Pershad, Umami Meats’ Chief Executive Officer & Founder: “We are delighted to establish this collaboration with MeaTech to expand our product range with their 3D printing capabilities. This partnership will enable us to build upon our technology platform for cultivating fish muscle and fat to produce a variety of structured products that meet the desires of discerning consumers. We believe cultivated seafood holds tremendous potential to provide a local, sustainable source of healthy protein and to address many of the challenges facing our food system and our oceans.”

About MeaTech

MeaTech 3D Ltd. is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “$MITC”. MeaTech maintains facilities in Rehovot, Israel and Antwerp, Belgium and is in the process of expanding activities to the US.

MeaTech is developing a sustainable, slaughter-free solution for producing a variety of beef, chicken and pork products, both as raw materials and whole cuts. The company’s approach to meat production and modular factory design will provide an alternative to industrialized animal farming with the potential to enhance food security, reduce carbon footprint, and minimize water and land usage.

For more information, please visit: https://meatech3d.com

About Umami Meats

Umami Meats is cultivating a sustainable seafood future by producing delicious, nutritious, affordable cultivated seafood that is better for our health, our oceans and our future. Umami Meats’ cultivated, not-caught seafood offers equivalent nutrition to traditional seafood and provides a delicious culinary experience that is free from heavy metals, antibiotics and microplastics.

Umami Meats has also been recognized as a Semi-Finalist in the XPRIZE Feed the Next Billion competition, Fi Global Startup Innovation Challenge finalist, member of Forward Fooding’s 2021 FoodTech 500 list, and as the Best Emerging Sustainable Seafood Company – Southeast Asia in the 2021 Global Green Business Awards.

Forward-Looking Statements

This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives, and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: +1-646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: +1-212-378-8040